Exhibit 99.3

CONCERNED INTEROIL SHAREHOLDERS EXPRESS THEIR DISAPPOINTMENT THAT THE BOARD OF INTEROIL HAS ONCE AGAIN DEMONSTRATED THEIR LACK OF ALIGNMENT

HOUSTON, TEXAS – May 23, 2016 – The founding shareholder, former chairman and Chief Executive Officer of InterOil Corporation (“InterOil” or the “Company”) (NYSE: IOC), Phil Mulacek, and Petroleum Independent & Exploration, LLC (together, the “Concerned InterOil Shareholders”), today expressed their disappointment that the InterOil board of directors (the “Board”) had once again demonstrated their lack of alignment with the interests of InterOil shareholders by unanimously approving a proposed bid by Oil Search Limited (ASX:OSH) (“OSH”), supported by a back-in from TOTAL, S.A. (“TOTAL”), for all of the outstanding shares of InterOil.

Commenting on the proposal, Mr. Mulacek said, “After discussions with institutions and other shareholders, we believe the OSH/TOTAL bid significantly undervalues InterOil, and incredibly, wipes out about US$1 billion in future shareholder value from what InterOil was already entitled to receive under the existing PRL15 Sale and Purchase Agreement between TOTAL and InterOil (the “TOTAL PRL 15 SPA”), based on our reasonable 2C estimates of total field size of the world-class Elk and Antelope fields within PRL 15. The shortfall arises because the new proposal omits the payment TOTAL had already agreed to make after LNG production began, which is a key part of any oil and gas asset sale agreement. To help resolve this, we propose to maintain the original structure of the TOTAL resource payment by delaying the ‘CVR’ payment until after 2 years of stable LNG production instead of prior to production, so that the resource is fully defined and OSH and TOTAL have the benefit of receiving project cash flows for some time before payment is made. This preserves what we believe to be significant upside for InterOil shareholders and is nothing more than what was agreed in the original TOTAL PRL 15 SPA.”

Mr. Mulacek continued, “We are also enormously disappointed, but unfortunately, again not surprised, that the InterOil Board announced the bid just before the annual and special meeting to be held on June 14, 2016, where important corporate governance issues will be decided by the InterOil shareholders, including proposals intended to improve disclosure about the Company’s operations and assets to improve transparency and understanding of the value of InterOil’s hydrocarbon resources. We believe the Board’s action further supports our case that shareholders should sign the BLUE proxy circulated by the Concerned InterOil Shareholders to push for changes in Board membership and the way it operates, to better align with shareholder interests. The Board has sent a clear message that they do not understand how to surface shareholder value.”

The Concerned InterOil Shareholders believe that by restoring and maintaining the original payment structure of the TOTAL PRL 15 SPA, InterOil shareholders could retain the benefits of mid- and long-term growth in shareholder value from development of the Elk and Antelope fields within PRL-15 and the proposed Papua LNG project. The shortfall in shareholder value under the OSH/TOTAL bid arises from the fact that the only resource payment InterOil shareholders would receive is the CVR payment based solely on pre-production estimates of field size. Under the TOTAL PRL 15 SPA, however, TOTAL was required to make both an “Interim Resource Payment” prior to production and a supplemental “Final Resource Payment” after production had been underway for some time based on a “material balance” recertification of the resource size in PRL-15. According to Mr. Mulacek, a material balance recertification is typically more accurate than a pre-production estimate because of the additional available data from production, and can add significantly to estimated resource size.

“The InterOil Board and management allowed the material balance payment from TOTAL to be removed, which represents a significant loss of value assuming an interim certification of 7 tcf and a material balance certification of 12.5 tcf, both of which we believe to be reasonable based on our detailed understanding of the resource. It is appalling to simply give away a billion dollars when TOTAL had already agreed to pay that amount. We cannot understand why the Board would believe this to be in the best interests of InterOil’s shareholders.” Mr. Mulacek noted that based on an assumed material balance of 15 tcf, which is at the top range of some current estimates, the loss for InterOil shareholders is almost US$2 billion.

Mr. Mulacek also recommends that shareholders sign and return the BLUE proxy to support the Concerned InterOil Shareholders. “By submitting this bid, the current Board and management have effectively resigned and so no longer represent InterOil’s shareholders,” he said. “Shareholders were told by the InterOil Board and management that all future transactions would be at or above the same pricing as the TOTAL PRL 15 SPA, but that is clearly not true for the current proposal,” Mr. Mulacek continued. “The nominees of the Concerned InterOil Shareholders are fully aligned with all shareholders, and would not sacrifice future shareholder value just to make a bad deal at the bottom of the market.”

InterOil shareholders are urged to discard any materials received from management, and vote only on the BLUE Concerned InterOil Shareholders proxy or voting instruction form.

Shareholders are encouraged to vote only the BLUE Concerned InterOil Shareholders proxy:

•	FOR the Proposed Resolutions;
•	FOR each of our five of our highly-qualified nominees;
•	FOR the appointment of auditors;
•	AGAINST the New Plan Resolution; and
•	AGAINST the Mulacek Expenses Denial Resolution.

If you require any assistance voting your BLUE proxy, contact the Concerned InterOil Shareholders’ proxy solicitor, Evolution Proxy Inc., at 1-844-226-3222 toll-free in North America, or at 416-855-0238 outside of North America (collect calls accepted), or by e-mail at info@evolutionproxy.com.

Cautionary Statement Regarding Forward-Looking Statements:

This press release contains forward-looking statements. All statements contained in this filing that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of the Concerned InterOil Shareholders and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. The Concerned InterOil Shareholders do not assume any obligation to update any forward-looking statements contained in this press release.

Information Contact:

For additional information on this press release please contact the Concerned InterOil Shareholders at +1 (832) 510-7028, or by email at info@concernedinteroilshareholders.com

Shareholder Contact:

For assistance in voting your proxy, please contact Evolution Proxy Inc., at 1-844-226-3222 toll-free in North America, or at 416-855-0238 outside of North America (collect calls accepted), or by e-mail at info@evolutionproxy.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani

+1 (416) 907-9365

rlalani@bayfieldstrategy.com